Legal Department
1301 Second Avenue WMC 3501 Seattle, WA 98101 (206) 500-4337 direct phone (206) 377-2230 fax

February 1, 2008

Via Facsimile (202) 772-9208 and EDGAR

Christian N. Windsor, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Washington Mutual, Inc. Definitive 14A, filed March 19, 2007 (File No. 01-14667)

Dear Mr. Windsor,

We have received your correspondence dated January 9, 2008 in which you provided two follow-up comments to the Definitive Schedule 14A of Washington Mutual, Inc. filed on March 19, 2007.  This letter confirms that we expect to provide our response on or before February 6, 2008.

Thank you for your cooperation in granting this request and do not hesitate to contact me should you wish to discuss this matter.

Sincerely yours, /s/ Christopher J. Bellavia Christopher J. Bellavia Assistant General Counsel - Corporate Finance

cc:    Sophie Hager Hume, Esq.
         Casey Nault, Esq.